# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPRUCE POWER HOLDING CORP, CIK 0001772720
CUSIP: 9837FR209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 820 GESSNER ROAD, SUITE 500, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 09/21/2026
Filed by CIK 0001452857
Persons authorized to receive notices and communications: Warren G. Lichtenstein, Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, 212-520-2300

## Reporting persons
- STEEL PARTNERS HOLDINGS L.P. (CIK 0001452857): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,482,160; sole dispositive power 0; shared dispositive power 3,482,160; aggregate amount beneficially owned 3,482,160 (18.1% of the class)
- Steel Partners Holdings GP Inc. (CIK 0001537666): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,482,160; sole dispositive power 0; shared dispositive power 3,482,160; aggregate amount beneficially owned 3,482,160 (18.1% of the class)
- SPH Group LLC (CIK 0001522067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,482,160; sole dispositive power 0; shared dispositive power 3,482,160; aggregate amount beneficially owned 3,482,160 (18.1% of the class)
- SPH Group Holdings LLC (CIK 0001522066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,482,160; sole dispositive power 0; shared dispositive power 3,482,160; aggregate amount beneficially owned 3,482,160 (18.1% of the class)
- Steel Excel Inc. (CIK 0000709804): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,482,160; sole dispositive power 0; shared dispositive power 3,482,160; aggregate amount beneficially owned 3,482,160 (18.1% of the class)
- Steel Connect LLC (CIK 0000914712): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,482,160; sole dispositive power 0; shared dispositive power 3,482,160; aggregate amount beneficially owned 3,482,160 (18.1% of the class)
- SP Strategic Holdings LLC (CIK 0002099397): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,482,160; sole dispositive power 0; shared dispositive power 3,482,160; aggregate amount beneficially owned 3,482,160 (18.1% of the class)
- HOWARD JACK L (CIK 0001144269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 50,000; shared voting power 0; sole dispositive power 50,000; shared dispositive power 0; aggregate amount beneficially owned 50,000 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SPRUCE POWER HOLDING CORP
Address of issuer's principal executive offices: 820 GESSNER ROAD, SUITE 500, HOUSTON, Texas (TX), 77024

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,482,160 Shares owned directly by SP Strategic Holdings is approximately $12,260,505, including brokerage commissions. Such Shares were acquired with SP Strategic Holdings' cash on hand. The aggregate purchase price of the 50,000 Shares owned directly by Mr. Howard is approximately $80,010, including brokerage commissions. Such Shares were acquired with Mr. Howard's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 21, 2026, SP Strategic Holdings entered into a Stock Purchase Agreement (the "SPA") with Ja-Chin Audrey Lee pursuant to which SP Strategic Holdings agreed to purchase an aggregate of 52,780 Shares from Ms. Lee for total consideration of $107,671.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,252,186 Shares outstanding, which is the total number of Shares outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.

As of the close of business on the date hereof, SP Strategic Holdings owned directly 3,482,160 Shares, constituting approximately 18.1% of the Shares outstanding. By virtue of their relationships with SP Strategic Holdings, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and Steel Connect may be deemed to beneficially own the Shares owned directly by SP Strategic Holdings. As of the close of business on the date hereof, Mr. Howard owned directly 50,000 Shares, constituting less than 1% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

None of the Reporting Persons have engaged in any transactions in the Shares since the filing of Amendment No. 5 except as set forth in Exhibit 1 hereto.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Reference is made to the SPA described in Item 4 above, which description is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Exhibit 1 - Transactions in Securities of the Issuer Since the Filing of Amendment No. 5

Exhibit 99.1 - Stock Purchase Agreement, dated September 21, 2026, by and between SP Strategic Holdings LLC and Ja-Chin Audrey Lee

## Signatures
- STEEL PARTNERS HOLDINGS L.P.: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its General Partner (09/23/2026)
- Steel Partners Holdings GP Inc.: /s/ Maria Reda, Maria Reda, Secretary (09/23/2026)
- SPH Group LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Managing Member (09/23/2026)
- SPH Group Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Manager (09/23/2026)
- Steel Excel Inc.: /s/ Maria Reda, Maria Reda, Secretary (09/23/2026)
- Steel Connect LLC: /s/ Maria Reda, Maria Reda, Secretary (09/23/2026)
- SP Strategic Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary (09/23/2026)
- HOWARD JACK L: /s/ Maria Reda, Maria Reda, attorney-in-fact for Jack L. Howard (09/23/2026)